Interbrew

THE WORLD'S LOCAL BREWER

03 FEB 13 AM 7:21

03003831

By courier

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 3 February 2003 SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

dlo 2/19

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew's comments on Reuters' interpretation of shareholding disclosure

Brussels, February 3rd, 2003

Interbrew noted the Reuters statement issued last Friday, stating that **quote** "*A group representing descendants of the founding families of Interbrew have sold some shares in the Belgian Brewer, according to a statement from Euronext Brussels*" **unquote**. Interbrew has the following comments.

As part of the preparation of the Annual Report 2002, Interbrew received from the Stichting Interbrew, a foundation under the laws of the Netherlands and Interbrew's controlling shareholder, an update on the number of shares it currently holds in the company. This is a routine procedure which the company applies when updating the denominator in the equation that determines the exact percentage of shares held by the controlling shareholder. The updated figures are then transmitted to the Belgian Commission for Banking and Finance and to Euronext for publication.

Notifications made by the foundation to Interbrew show that the foundation currently holds 275,056,026 shares of the company, representing 63.72 % of its outstanding shares.

As explained in the prospectus (page 85) which Interbrew issued in November 2000 in support of its initial public offering (IPO), Stichting Interbrew was organised prior to the IPO at the initiative of the families of the founders of the company. The principal members of these families (acting directly or through related entities) transferred at that time most of their shares to the foundation, in exchange for certificates entitling their holders to claim from the foundation the payment of any dividends and other amounts by Interbrew to the holders of shares. The holders of certificates are divided into three groups A, B and C with corresponding classes of certificates. As a result of the certification, the holders of certificates have transferred to the foundation the voting rights attached to the shares, which the foundation, upon a decision of its board of directors, exercises at its sole discretion during shareholders meetings.

Interbrew

THE WORLD'S LOCAL BREWER©

As also explained in the prospectus, and contrary to what the Reuters report indicates, the foundation is under its certification conditions ("*administratievoorwaarden*") not entitled to sell any of the certified shares it holds. Further, the holders of certificates in principle are not entitled to require from Stichting Interbrew the exchange of their certificates for shares in Interbrew before 30 June 2004. Holders of each class (A, B or C) of certificates may nevertheless at any time freely exchange certificates for shares, provided, inter alia, that the number of outstanding certificates of each class does not fall below 84,000,000, or 252,000,000 for the three classes taken together).

Interbrew has contacted Stichting Interbrew for their comments on the Reuters report. The foundation confirmed that it cannot sell any of the shares it holds. It also indicated that the difference in number of shares in its possession relates to exchanges of certificates for shares which occurred for a total of 564,114 shares, further to requests made by holders of certificates within the limits mentioned above.

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 35,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com